UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: August, 2024

Commission file number: 001-41382

i-80 Gold Corp.

(Translation of registrant's name into English)

55190 Neil Road, Suite 460, Reno, NV 89502

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover: [ ] Form 20-F [ x ] Form 40-F

EXHIBIT INDEX

EXHIBITS 99.1, 99.3, 99.4 AND 99.5 INCLUDED WITH THIS REPORT ARE HEREBY INCORPORATED BY REFERENCE AS EXHIBITS TO THE REGISTRANT'S REGISTRATION STATEMENT ON FORM F-10 (FILE NO. 333-279567), AS AMENDED AND SUPPLEMENTED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibit	Description
99.1	Equity Distribution Agreement dated August 12, 2024

99.2	News Release dated August 12, 2024

99.3	Consent of Tim George, P.E.

99.4	Consent of Tyler Hill, CPG

99.5	Consent of Bennett Jones LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2024	/s/ Ryan Snow
Ryan Snow
Chief Financial Officer